Exhibit 99.1

Vipshop Acquires Minority Interest in Ovation

GUANGZHOU, China, February 21, 2014 — Vipshop Holdings Limited (NYSE: VIPS), China’s leading online discount retailer for brands (“Vipshop” or the “Company”), announced today that it has acquired a 23% equity interest in Ovation Entertainment Limited (“Ovation”) for a total consideration of approximately US$55.8 million pursuant to a share purchase and subscription agreement with Ovation and certain of its existing shareholders. Ovation’s business, conducted through its subsidiaries based in China, focuses on the development of cosmetic products under its proprietary brands and media products.

“This strategic investment provides Vipshop access to a consistent supply of Ovation branded cosmetic products, which are in high demand among our growing base of users, about 75% of whom are female.” said Mr. Eric Shen, chairman and chief executive officer of Vipshop. “Ovation’s expertise in branding and marketing will also help drive up our brand equity, and will support our efforts to expand our user base and increase buying activities on our platform. With Ovation as a strategic partner, we are well positioned to expand full-force into the booming cosmetics segment in China and fortify our competitive advantages, as we capitalize on our synergies to build out this sophisticated and comprehensive cosmetics offering.”

Ms. Jing Li, chairwoman and founder of Ovation, commented, “We are pleased to deepen our partnership with Vipshop. We have seen great potential in cosmetics and other consumer products developed under our proprietary brands in a new era of online retailing. By adding our products to the Vipshop platform, we will have immediate access to Vipshop’s large base of brand-conscious consumers, significantly expanding sales potential for both companies. Ovation is proud to partner with Vipshop while continuing to independently develop our branded products. ”

About Vipshop Holdings Limited

Vipshop Holdings Limited (“Vipshop” or the “Company”) is China’s leading online discount retailer for brands. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit ir.vip.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Millicent Tu
Vipshop Holdings Limited
+86 (20) 2233-0732
IR@Vipshop.com

Jeremy Peruski
ICR, Inc.
+1 646-405-4866
IR@Vipshop.com